EXHIBIT 1



                    KPR  HOLDINGS,  L.P.
                    Financial Statements for the Period Ended
                    December 10, 1995 and the Fiscal Years Ended
                    December 31, 1994 and January 1, 1994 and
                    Independent Auditors  Report

INDEPENDENT AUDITORS' REPORT

Board of Directors
KPR Holdings, L.P.
Fort Worth, Texas

We have audited the accompanying balance sheets of KPR Holdings, L.P. (a Delaware limited partnership) (the Company ) as of December 10, 1995 and December 31, 1994 and the related statements of operations, partners' capital and cash flows for the period ended December 10, 1995 and the fiscal years ended December 31, 1994 and January 1, 1994. These financial statements are the responsibility of the Company s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of KPR Holdings, L.P. as of December 10, 1995 and December 31, 1994 and the results of its operations and its cash flows for the period ended
December 10, 1995 and the fiscal years ended December 31, 1994 and January 1, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, on December 11, 1995, FoodBrands America, Inc. ( FoodBrands ) acquired all of the limited partnership interests in the Company held by the Company's limited partner, KPR Holdings, Inc., and all of the outstanding shares of common stock of the Company s general partner, RKR-GP, Inc. for approximately $75 million, subject to adjustment for debt and working capital levels, along with additional consideration based on future earnings levels as defined in the purchase agreement. In connection with the sale, all borrowings under the Credit Agreement, described in Note 8, were repaid by FoodBrands.


DELOITTE & TOUCHE LLP
Fort Worth, Texas
January 6, 1996


KPR HOLDINGS, L.P.

BALANCE SHEETS
                                        December 10,  December 31,
                                            1995          1994
ASSETS                                  ___________   ____________
CURRENT ASSETS:
  Cash and cash equivalents             $ 1,292,453  $ 1,024,757
  Receivables (Notes 3 and 9)             6,840,750    5,361,265
  Capital contribution receivable
   (Notes 1 and 11)                      12,168,935         -
  Inventories (Note 4)                    6,898,270    4,891,595
  Prepaid expenses                          116,318      105,331
                                        ___________  ___________
     Total current assets                27,316,726   11,382,948

INVESTMENT IN AND ADVANCES TO
    FOREIGN JOINT VENTURE (Note 6)        1,896,698    1,812,165

PROPERTY, PLANT AND EQUIPMENT (Note 5)   23,915,917   23,911,932

OTHER ASSETS (Note 7)                        70,662      105,685
                                        ___________  ___________

TOTAL                                   $53,200,003  $37,212,730
                                        ===========  ===========
LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:
  Accounts payable                      $ 2,133,023  $ 2,622,450
  Accrued expenses                        1,391,672    1,211,960
  Special bonuses payable (Notes 1
   and 11)                               12,168,935         -
  Interest payable                           40,604      155,148
  Current portion of long-term debt
   (Notes 1 and 8)                       19,132,195    2,098,888
                                        ___________  ___________

     Total current liabilities           34,866,429    6,088,446

LONG-TERM DEBT (Note 8)                       -       19,068,523

COMMITMENTS AND CONTINGENCIES (Note 12)

PARTNERS' CAPITAL:
  Partners' capital                      18,324,020   12,083,797
  Cumulative translation adjustments          9,554      (28,036)
                                        ___________  ___________

     Total partners' capital             18,333,574   12,055,761
                                        ___________  ___________

TOTAL                                   $53,200,003  $37,212,730
                                        ===========  ===========

See notes to financial statements.

KPR HOLDINGS, L.P.

STATEMENTS OF OPERATIONS

                                           Period Ended          Fiscal Years Ended
                                           December 10,      December 31,    January 1,
                                               1995              1994          1994
                                           ____________      ___________    ___________
NET SALES (Note 9)                          $92,149,142      $73,083,774    $58,062,309

COST OF SALES                                75,394,240       60,391,464     47,643,455
                                           ____________      ___________    ___________

GROSS PROFIT                                 16,754,902       12,692,310     10,418,854

OPERATING EXPENSES:
  Selling, general and administrative         5,324,450        4,946,878      4,299,570
  Amortization of intangible assets              45,678           62,857        146,326
  Special bonuses expense (Notes 1 and 11)   12,330,410             -              -
  Loss on write-down of assets                    -              256,278           -
                                           ____________      ___________    ___________

     Total                                   17,700,538        5,266,013      4,445,896
                                           ____________      ___________    ___________

OPERATING INCOME (LOSS)                        (945,636)       7,426,297      5,972,958

OTHER INCOME (EXPENSES):
  Interest expense                           (1,513,233)      (1,440,411)    (1,169,614)
  Equity in earnings (loss) of foreign
   joint venture (Note 6)                     (110,132)          107,243       (152,764)
  Other income                                  281,387          135,387         46,844
                                           ____________      ___________    ___________

     Total                                   (1,341,978)      (1,197,781)    (1,275,534)
                                           ____________      ___________    ___________

NET INCOME (LOSS)                           $(2,287,614)     $ 6,228,516    $ 4,697,424
                                            ===========      ===========    ===========

See notes to financial statements.

KPR HOLDINGS, L.P.

STATEMENTS OF PARTNERS' CAPITAL
PERIOD ENDED DECEMBER 10, 1995 AND FISCAL YEARS ENDED DECEMBER 31, 1994 AND JANUARY 1, 1994
                                                                               Additional
                                            General     Limited     Common     Paid-in      Retained     Translation
                                            Partner     Partner      Stock     Capital      Earnings     Adjustments     Total
                                            _______    _________    _______    __________   __________   ___________  ___________
BALANCE, DECEMBER 27, 1992                  $    -     $     -       $1,250    $2,670,556   $2,566,006    $(22,580)   $ 5,215,232

Issuance of 2,178 shares of common stock                                  2        13,501                                  13,503
Distribution to stockholders                                                                (1,964,457)                (1,964,457)
Translation adjustments                                                                                     46,699         46,699
Net income                                                                                   4,697,424                  4,697,424
Conversion of net assets to KPR Holdings,
  L.P. on December 31, 1993                              7,984,282   (1,252)   (2,684,057)  (5,298,973)
                                            ________   ___________   ______    __________   __________    ________    ___________

BALANCE, JANUARY 1, 1994                         -       7,984,282      -          -             -          24,119      8,008,401

Contribution from general partner on
  January 3, 1994                            250,000                                                                      250,000
Distribution to partners                                (2,379,001)                                                    (2,379,001)
Translation adjustments                                                                                    (52,155)       (52,155)
Net income                                    62,285     6,166,231                                                      6,228,516
                                            ________   ___________   ______    __________   __________    ________    ___________

BALANCE, DECEMBER 31, 1994                   312,285    11,771,512                                         (28,036)    12,055,761

Distribution to partners                     (57,098)   (3,584,000)                                                    (3,641,098)
Capital contribution receivable from
  general and limited partner
  (Note 11)                                   90,201    12,078,734                                                     12,168,935
Translation adjustments                                                                                     37,590         37,590
Net income (loss)                              8,612    (2,296,226)                                                    (2,287,614)
                                            ________   ___________   ______    __________   __________    ________    ___________

BALANCE, DECEMBER 10, 1995                  $354,000   $17,970,020   $   -     $     -      $    -        $  9,554    $18,333,574
                                            ========   ===========   ======    ==========   ==========    ========    ===========

See notes to financial statements.

KPR HOLDINGS, L.P.

STATEMENTS OF CASH FLOWS

                                                     Period Ended   Fiscal Years Ended
                                                     December 10, December 31,  January 1,
                                                         1995         1994         1994
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                    $(2,287,614) $ 6,228,516  $ 4,697,424
Adjustments to reconcile net income to net
  cash provided by (used in) operating activities:
  Depreciation and amortization                        3,382,191    2,757,850    2,001,951
  Loss on write-down of assets                                        256,278
  Equity in loss (earnings) of foreign joint venture     110,132     (107,243)     152,764
  Loss on sale of assets                                  88,613       40,668       18,060
  Changes in assets and liabilities:
    Receivables                                       (1,210,012)  (1,570,885)  (1,594,441)
    Inventories                                       (2,006,675)    (676,749)  (1,120,472)
    Prepaid expenses                                     (10,987)      (7,508)      (9,122)
    Other assets                                         (10,655)     (52,537)     (67,226)
    Accounts payable                                    (489,427)     864,486      325,255
    Accrued expenses                                     179,711      634,546     (242,291)
    Special bonuses payable                           12,168,935
    Interest payable                                    (114,544)      46,794       33,430
                                                      __________   __________    _________

     Net cash provided by operating activities         9,799,668    8,414,216    4,195,332
                                                      __________   __________    _________

CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property, plant and equipment          (3,902,135)  (9,852,944)  (4,209,701)
  Investment in and advances to foreign joint
    venture                                             (157,075)    (410,615)    (879,298)
  Proceeds from sale of property, plant and equipment    328,841       60,000
  Issuance of note receivable to affiliate              (402,500)
  Proceeds from repayments of note receivable            277,211                    5,964
                                                      __________   __________    _________
     Net cash used in investing activities            (3,855,658) (10,203,559)  (5,083,035)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from long-term debt                        44,501,500   36,138,380   17,833,330
  Repayments of long-term debt                       (46,536,716) (31,560,753) (14,980,536)
  Distributions to partners                           (3,641,098)  (2,379,001)  (1,964,457)
  Contribution from general partner                                   250,000       13,503
                                                      __________   __________    _________
     Net cash provided by (used in) financing
       activities                                     (5,676,314)   2,448,626      901,840
                                                      __________   __________    _________

INCREASE IN CASH AND CASH EQUIVALENTS                    267,696      659,283       14,137

CASH AND CASH EQUIVALENTS, BEGINNING
  OF PERIOD                                            1,024,757      365,474      351,337
                                                      __________   __________    _________

CASH AND CASH EQUIVALENTS, END OF
  PERIOD                                             $ 1,292,453  $ 1,024,757    $ 365,474
                                                     ===========  ===========    =========
See notes to financial statements.

KPR HOLDINGS, L.P.

NOTES TO FINANCIAL STATEMENTS
PERIOD ENDED DECEMBER 10, 1995 AND FISCAL YEARS ENDED
DECEMBER 31, 1994 AND JANUARY 1, 1994

1.   ACQUISITION OF KPR HOLDINGS, L.P.

KPR Holdings, L.P. (the "Company"), a Delaware partnership, was formed on December 31, 1993 as successor to KPR, Inc. The Company is owned by KPR Holdings, Inc. (the "99% limited partner") and RKR-GP, Inc. (the "1% general partner"). Net income is allocated to each of the partners based on their respective partnership interest; however, distributions are not required to be made on a pro-rata basis.

On November 14, 1995, KPR Holdings, Inc. and the shareholders of RKR-GP, Inc. entered into a purchase agreement to sell their interests in the Company to FoodBrands America, Inc. ("FoodBrands"). Under the terms of this purchase agreement, KPR Holdings, Inc. agreed to sell its 99% limited partnership interest in the Company and the shareholders of RKR-GP, Inc. agreed to sell all its outstanding shares of common stock to FoodBrands for approximately $75 million, subject to adjustment for debt and working capital levels as of the closing date, along with additional consideration based on future earnings levels as defined in the purchase agreement.

This acquisition transaction closed on December 11, 1995 whereby FoodBrands acquired the above described interests and became the sole owner of the Company. In connection with the closing, FoodBrands advanced approximately $19.2 million to the Company to repay all outstanding borrowings under the Credit Agreement, described in Note 8, along with the related accrued interest. In addition, KPR Holdings, Inc. and RKR-GP, Inc. paid the amounts due to the Company for their capital contribution which pursuant to the purchase agreement was used to fund the liability for special bonuses payable as of December 10, 1995, described in Note 11, to settle amounts due to Company employees under the terms of KPR Holdings, Inc.'s Long-Term Phantom Share Plan and bonuses.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation - The Company is primarily engaged in the production of pizza toppings, soups and sauces used by restaurants throughout the United States and, through a joint venture, in certain foreign countries. The Company operates on a fifty-two or fifty-three week accounting period with the fiscal year ending on the Saturday nearest to December 31.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories - Inventories are valued at the lower of cost (determined on a first-in, first-out method) or market. The cost of finished goods and work in process inventories include raw materials, labor and allocated production costs related to those inventories.

Property, Plant and Equipment - Property, plant and equipment are carried at the Company's historical cost.
Depreciation expense is provided on a straight-line basis over the estimated useful lives of the assets.

Investment in and Advances to Foreign Joint Venture - The
Company uses the equity method of accounting for its 50% investment in and advances to a foreign joint venture.
Accordingly, the Company annually recognizes its proportionate share of net income or losses of the joint venture.

Other Assets - Other assets consist primarily of deferred loan costs which are amortized on a straight-line basis over the term of the related debt.

Income Taxes - As a partnership, KPR Holdings, L.P. is not subject to state and federal income taxes. As a result, the taxable income of the Company, which may vary substantially from income reported for financial reporting purposes, is included in the state and federal tax returns of the individual partners. Similarly, for the fiscal year ended January 1, 1994, the predecessor company, KPR, Inc., an S-Corporation for federal income tax purposes, was not subject to taxation at a corporate level. Accordingly, no provision for income taxes is reflected in the accompanying financial statements since such amounts are the responsibility of the individual shareholders or partners. The tax returns of the Company and its predecessor are subject to examination by state and federal taxing authorities. If such examinations result in changes to taxable income or loss, the tax liability of the individual partners would be changed accordingly.

The Company makes periodic distributions to its general and limited partners primarily as reimbursement for their proportionate share of the estimated tax liability arising from the Company's income.

Foreign Currency Translation - The net assets of the foreign joint venture, whose functional currency is other than the U. S. dollar are translated at year-end exchange rates. Translation gains and losses are not included in determining net income but are accumulated in a separate component of stockholders equity, as is required by Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation."

Cash and Cash Equivalents - Cash and cash equivalents, if any, include highly liquid investment instruments purchased with remaining maturities of three months or less.

Supplemental Cash Flow Information - Selected cash payments and noncash activities were as follows:

                                      1995       1994       1993

     Cash payments for interest $ 1,660,000 $1,394,000 $1,086,000
     Noncash investing and
       financing activities:
         Sale of property, plant
         and equipment not yet
         collected                  144,000
       Capital contributions
         receivable              12,168,935

Reclassifications - Certain reclassifications have been made to the 1994 and 1993 financial statements to conform to the classifications used in 1995.

3.    RECEIVABLES

Receivables consisted of the following:

                                             December 10,  December 31,
                                                 1995          1994
     Trade                                    $6,239,811   $5,196,561
     Purchase rebates                            178,986       99,305
     Note from affiliate, which bears
       interest at 10% and requires monthly
       payments of principal and interest
       of $47,293 through February 1996          125,289
     Due from sales of equipment, including
       $97,550 due from affiliate                144,184
     Other                                       152,480       65,399
                                              __________   __________
                                              $6,840,750   $5,361,265
                                              ==========   ==========

The Company uses the direct write off method for uncollectible receivables and as a result, no allowance for doubtful accounts is considered necessary.

4.    INVENTORIES

Inventories consisted of the following:

                                      December 10,   December 31,
                                           1995           1994

      Raw materials                     $1,942,543     $1,989,515
      Work in process                    1,606,026      1,139,508
      Finished goods                     3,349,701      1,762,572
                                        __________     __________
                                        $6,898,270     $4,891,595
                                        ==========     ==========

5.   PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                      December 10,   December 31,
                                           1995          1994

     Land                              $   673,695   $   883,695
     Building and improvements           9,048,118     8,694,904
     Equipment                          24,449,293    20,647,358
     Construction/equipment in progress     26,236       804,862
                                       ___________   ___________

                                        34,197,342    31,030,819
     Less accumulated depreciation     (10,281,425)   (7,118,887)
                                       ___________   ___________
                                       $23,915,917   $23,911,932
                                       ===========   ===========

Depreciation expense was $3,336,513, $2,694,993 and $1,855,625 in 1995, 1994 and 1993, respectively.

6.   INVESTMENT IN AND ADVANCES TO FOREIGN JOINT VENTURE

The Company and a foreign company each hold a 50% interest in International Meat Ingredients, Ltd. ("IMI"), a foreign joint venture in Ireland. IMI was formed to manufacture and sell pizza toppings in Europe, the Middle East and Northern Africa and began production in early 1993. The Company made investments in and advances to IMI totaling $157,075, $410,615 and $879,298 in 1995, 1994 and 1993, respectively. According to the terms of the joint venture agreement, as amended, investments in and advances to IMI are allocated to partners advances and capital. Additionally, the Company agreed to guarantee 50% of certain outstanding bank debt of IMI (approximately $463,000 at December 10, 1995) up to a maximum guaranty of approximately $1,198,000, based on exchange rates at December 10, 1995.

In addition to the above investments in and advances to IMI, during 1995, the Company loaned $402,500 to an affiliate of their foreign partner under an interest bearing note agreement (Note
3), who, in turn, along with a similar loan by its foreign partner, loaned such funds to IMI under an interest bearing note agreement. As of December 10, 1995, this affiliate had repaid $277,211 of the principal amount of this note receivable to the Company.

Condensed financial information regarding IMI in U. S.
dollars is as follows:

                             December 10, December 31, January 1,
                                 1995         1994        1994

      Current assets           $6,391,782 $ 5,532,303
      Property, plant and
        equipment               7,801,206   6,524,450
                              ___________ ___________

                              $14,192,988 $12,056,753
                              =========== ===========

      Current liabilities     $ 7,099,107  $5,516,183
      Noncurrent liabilities
        and capital grants      3,274,281   2,941,701
      Partners' advances and
        capital                 3,819,600   3,598,869
                              ___________  __________

      Total liabilities and
        partners' advances
        and capital           $14,192,988 $12,056,753
                              =========== ===========

      Net sales               $18,814,153 $13,809,785 $7,948,002
                              =========== =========== ==========

      Net income (loss)       $  (220,264)   $214,486  $(305,529)
                              =========== =========== ==========

7.   OTHER ASSETS

Other assets consisted of the following:

                                        December 10, December 31,
                                             1995         1994

      Deferred loan costs                 $ 135,050    $ 122,550
      Organization and preoperating costs                121,034
      Due from KPR Holdings, Inc.            10,000       10,000
      Other                                  13,985       13,985
                                          _________    _________

                                            159,035      267,569
      Less accumulated amortization         (88,373)    (161,884)
                                          _________    _________

                                           $ 70,662     $105,685
                                          =========    =========

8.   LONG-TERM DEBT

Long-term debt consisted of the following:

                                        December 10, December 31,
                                           1995         1994

      Credit Agreement loans:
        Revolving line of credit        $ 3,524,789   $ 7,736,239
        Term note payable                 4,750,000     6,100,000
        Equipment note                    4,285,700
        Mortgage note payable             3,122,827     3,259,735
        Advancing term loan               2,571,420     3,000,000
        IMI - line of credit                857,140     1,000,000
      Other notes payable                    20,319        71,437
                                        ___________   ___________

                                         19,132,195    21,167,411
      Less current portion              (19,132,195)  (2,098,888)
                                        ___________   ___________
                                        $     -       $19,068,523
                                        ===========   ===========


On December 15, 1994, the Company entered into the Second Restated Revolving Credit Agreement (the "Credit Agreement") which includes a revolving line of credit, a term note, a mortgage note, an equipment note and an advancing term loan. The Company has the option to designate the interest rate for borrowings under the revolving line of credit, term note and advancing term loan using either a Floating Prime or Eurodollar borrowings option, as defined in the Credit Agreement. Substantially all of the Company's assets are pledged as collateral for loans under the Credit Agreement. In addition, the majority stockholder of the limited and the general partner has pledged certain marketable securities as additional collateral and has guaranteed portions of the debt under the Credit Agreement and all stockholders of the limited partner and the general partner have pledged their respective stock in the limited and general partner. Unconditional guaranties were also executed by the limited and general partner and their respective stockholders.

Borrowings under the annually renewable revolving line of credit are limited to the lesser of $8,500,000, or an amount based on a borrowing base calculation, and bear interest at rates ranging from 7.5% to 8.75% (the prime rate was 7.5% at December 10, 1995).

The term note requires the payment of monthly principal installments of $112,500. During 1993, the Company entered into an interest rate swap agreement with its lender which expires in December 1997, with notional amounts exactly parallel to the outstanding principal of the term note, which effectively fixed the interest rate on the term note at 7.525%.

The mortgage note, which bears interest at 8.63%, is payable in monthly principal and interest installments of $34,734.

The advancing term loan is payable in monthly principal installments of $35,715. Borrowings bear interest at the prime rate plus .25%.

The equipment note provides for borrowings of up to $5,000,000 and bears interest at prime plus .25%. Monthly principal payments of $59,525 are required under the terms of the note.

The IMI - line of credit of $1,000,000, which was used to fund advances to IMI, bears interest at the prime rate, and is payable in monthly principal installments of $11,905.

The Credit Agreement contains several financial and operating covenants requiring, among other things, the maintenance of minimum tangible net worth, as defined, and certain financial ratios, including fixed-charge coverage and debt to tangible net worth, as defined. In addition, the Credit Agreement requires the attainment of certain levels of cash flows, as defined, and limitations on investments and capital expenditures. In the event the Company fails to comply with these covenants and other restrictions, it could be in default under the agreement and substantially all of its long-term debt maturities could be accelerated.

In addition, the Credit Agreement contains various covenants which, among other things, limit the Company's ability to incur indebtedness or other liabilities other than under the Credit Agreement and restrict the Company's ability to make partner distributions and enter into transactions with affiliates.

On December 11, 1995, in connection with the acquisition transaction, all borrowings under the Credit Agreement, including the IMI - line of credit, were repaid in full by FoodBrands (Note 1). Accordingly, all outstanding amounts under the Credit Agreement at December 10, 1995 have been classified as current liabilities.

9.   MAJOR CUSTOMER

Sales to a major customer, Pizza Hut, Inc., totaled $64,312,242, $52,167,828 and $44,547,715 in 1995, 1994 and 1993, respectively.
Accounts receivable for this customer totaled $3,017,921 and $2,781,656 at December 10, 1995 and December 31, 1994,
respectively.

10.  RELATED PARTY TRANSACTIONS

Certain stockholders of the general and limited partners control affiliated companies which transact business with the Company in the ordinary course of business. Transactions between the Company and these affiliated companies during 1995, 1994 and 1993 were as follows:


                                   1995         1994        1994

      Management fees          $   49,500  $  162,000   $  71,600
      Finished goods purchases  2,976,000   3,289,000
      Rent                        736,000     486,000
      Equipment purchases            -      2,262,000


There were no material amounts payable to affiliates as of December 10, 1995 and December 31, 1994.

In addition, during 1995, as discussed in Note 6, the Company made an interest bearing loan to an affiliate of its foreign joint venture partner, which, at December 10, 1995 had an outstanding balance of $125,289. The Company also sold certain equipment during 1995 to an affiliate of its foreign joint venture partner which was recorded in receivables as of December 10, 1995.

11.  BENEFIT PLANS

Defined Contribution Retirement Plan - The Company sponsors a defined contribution retirement plan covering all employees that have completed six months of service. Contributions to the plan are to be made in amounts determined at the Company's discretion. Employees are 100% vested after six years of service. Amounts expensed by the Company during 1995, 1994 and 1993 for the plan were $161,000, $119,000 and $84,000, respectively.

Voluntary Employee Benefit Association - The Company has a Voluntary Employee Benefit Association Plan (the "Plan") for purposes of employee health insurance. The Plan requires the Company to make contributions into the Plan which are applied toward administrative fees and premiums to an independent insurance carrier for insurance coverage. For 1995, 1994 and 1993, the Company expensed approximately $177,000, $156,000 and $133,000, respectively, for the Plan.

Nonqualified Stock Option Plan - KPR Holdings, Inc. (the limited partner) maintained a nonqualified stock option plan for the benefit of the Company s key employees. As of December 31, 1994 options to purchase 51,536 shares of common stock of the Limited Partner had been granted to certain key employees at prices which approximated the fair market value of such options at the date of grant. Options granted are exercisable or cancelable in increments over the term of the individual option agreements, as defined in the agreements. During 1995, 1994 and 1993, 19,020, 7,821 and 2,178 shares of common stock, respectively, were issued pursuant to the exercise of certain of these options, and options for 32,500 shares were canceled during 1995. As of December 10, 1995, as a result of the acquisition transaction discussed in Note 1, all options to acquire shares of the Limited Partner s common stock had been exercised.

Long-Term Phantom Share Plan - KPR Holdings, Inc. also maintained a Long-Term Phantom Share Plan (the "Plan"). Participants of the Plan include certain employees who will receive payment upon a change in control or an initial public offering ("IPO") of common stock, as defined in the Plan. The required payments under the Plan will be based on a formula whereby the participant will be entitled to a payment equal to the sale price per share at such change in control or IPO date, for each phantom share granted, which at December 10, 1995 and December 31, 1994, totaled 55,810 shares. The occurrence of a change in control or an IPO would require the recognition of compensation expense by the Company to the extent any payments were required. As a result of the acquisition transaction discussed in Note 1, payments were made to the participants of the Plan on December 11, 1995 as discussed below.

Special Bonuses - In connection with the acquisition transaction discussed in Note 1, the Company has declared special bonuses of $12,330,410, including related payroll taxes, payable to certain employees, upon closing of the transaction and pursuant to the purchase agreement, KPR Holdings, Inc. and RKR-GP, Inc. agreed to fund a portion of these special bonuses up to $12,168,935. As a result, at December 10, 1995, the Company has accrued the unpaid amount of these special bonuses and has recorded as a capital contribution receivable for the amounts required to be funded by KPR Holdings, Inc. and RKR-GP, Inc. On December 11, 1995, the remaining unpaid special bonuses were paid by the Company and the recorded capital contribution receivable was collected from KPR Holdings, Inc.

The components of special bonuses expense were as follows:


       Long-Term Phantom Share Plan bonuses       $  3,148,825
       Earnout option bonuses                        9,020,110
       Salary/hourly bonuses                           161,475
                                                  ____________

                                                   $12,330,410
                                                   ===========


12.  COMMITMENTS AND CONTINGENCIES

The Company leases primarily equipment under operating lease agreements with terms ranging from three to five years.
Rent expense amounted to approximately $352,000, $389,000 and $419,000 during 1995, 1994 and 1993, respectively. In addition, the Company rents one of its manufacturing facilities on a month-to-month basis with an affiliate. There were no material future lease commitments at December 10, 1995; however, on December 11, 1995, the Company entered into a long-term lease of the facility. The Company is involved in two related actions involving alleged infringement of two patents held by C&F Packing Company, Inc. ("C&F"). In 1993, C&F had instituted a civil action against the Company alleging that the Company, using equipment and a process to make a particular sausage product, infringed the C&F patents. The Company has denied these allegations and contends that C&F's patents are invalid and that, even if valid, the process and equipment used by the Company does not infringe the patents. C&F also alleged misappropriation of trade secrets and proprietary information, as well as other claims, all of which the Company denies. In addition, the Company is subject to other claims and litigation in the normal course of business. Although the ultimate costs of these matters could not be precisely determined at December 10, 1995, the Company has accrued their estimated liabilities related to these matters. After giving effect to these reserves, management believes that the ultimate settlement of claims and litigation will not have a material adverse effect on the financial statements. Future developments could cause the Company to change their estimates of the ultimate costs of resolving these matters.